Filer: Lakeland Bancorp, Inc.

Pursuant to Rule 425 under the Securities

Act of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange Act

of 1934

Subject Company: Lakeland Bancorp, Inc.

Commission File No.: 000-17820

Administrative Center:

250 Oak Ridge Road

Oak Ridge, N.J. 07438

(973) 697-2000

Offices in Bergen, Essex, Morris

Passaic & Sussex Counties

FOR RELEASE: Wednesday, June 18, 2003

CONTACT:

Roger Bosma

President & CEO

Joseph F. Hurley

EVP & CFO

973-697-2000

LAKELAND ANNOUNCES TRUST PREFERRED OFFERINGS

Oak Ridge, New Jersey; June 18, 2003. Lakeland Bancorp (Nasdaq:LBAI) announced today that it has raised a total of $29.6 million (after discounts) in two privately placed offerings of trust preferred securities. In connection with these offerings, Lakeland has organized two statutory trusts under Delaware law which provide for the payment of distributions on a quarterly basis, with maturities extending for more than 30 years. The distribution rate on one third of these trust preferred securities is fixed for seven years at a rate of 6.20% per annum and then will float at LIBOR plus 3.10% thereafter. The distribution rate on two thirds of these trust preferred securities is fixed at 5.71% for five years and thereafter will float at LIBOR plus 3.10%. The securities are redeemable at such time that the interest rates become variable, or earlier if certain unforeseen regulatory events occur.

The trusts have loaned the net proceeds of these offerings to Lakeland Bancorp on terms which mirror the terms of the trust preferred securities. Lakeland will use such funds for general corporate purposes, including capital contributions to Lakeland Bank to support its growth strategies, funding the cash portion of Lakeland’s pending acquisition of CSB Financial Corp. and for working capital and other corporate purposes.

“We are pleased to have completed this financing at a time when rates clearly favor this action,” stated Roger Bosma, CEO of Lakeland. Based on Lakeland’s March 31, 2003 statement of condition, these offerings would have the effect of increasing Lakeland’s Tier I risk-based capital ratio from 10.94% to 14.61%.

Lakeland Bancorp, the holding company for Lakeland Bank, has a current asset base of $1.2 billion and thirty-four offices spanning five northwestern New Jersey counties: Bergen, Essex, Morris, Passaic, and Sussex. Lakeland Bank, headquartered at 250 Oak Ridge Road, Oak Ridge, New Jersey, offers an extensive array of consumer and commercial products and services, including online banking, localized commercial lending teams, equipment leasing, and 24-hour or less turnaround time on consumer loan applications.

Lakeland has filed a Registration Statement on SEC Form S-4 in connection with its pending acquisition of CSB Financial Corp. but the registration statement has not yet been declared effective by the SEC. The parties expect to mail a Proxy Statement/Prospectus to CSB Financial Corp.’s shareholders containing information about the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT LAKELAND, CSB FINANCIAL CORP., COMMUNITY STATE BANK, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, Lakeland files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Lakeland at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Lakeland’s filings with the Commission also are available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http//www.sec.gov. CSB Financial Corp., its directors, executive officers and certain members of management and employees may be soliciting proxies from CSB Financial Corp’s stockholders in favor of the adoption of the merger agreement. A description of any interests that CSB Financial Corp.’s directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.

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